DOLPHIN PRODUCTIONS, INC.
                             2068 HAUN AVENUE
                         SALT LAKE CITY, UT  84121
                               801-450-0716

            INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                    NOTICE OF CHANGE IN THE COMPOSITION
                         OF THE BOARD OF DIRECTORS

                              March 15, 2006

     This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Dolphin Productions, Inc., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

     No vote or other action by the Company's stockholders is required in response to this Information Statement. Proxies are not being solicited.

                               INTRODUCTION

     The Company anticipates that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders, the transactions contemplated by the proposed Agreement and Plan of Reorganization discussed below under "Change of Control" will be completed. At that time:

     -- Pursuant to a proposed Agreement and Plan of Reorganization by and among the Company, Innocom Technology Holdings Limited ("Innocom") and the sole shareholder of Innocom, the Company will issue 32,165,000 restricted shares of common stock of the Company in exchange for 100% of the issued and outstanding shares of common stock of Innocom; and

     -- Richard H. Casper, Scott S. Summerhays, Pamela Lindquist and Kristy Chambers will resign as directors and officers of the Company and William Yan Sui Hui will be appointed as the sole new director and officer and shall constitute the entire board of directors immediately following the consummation of the Agreement and Plan of Reorganization.

     Because of the change in the composition of the Company's board of directors and the exchange of securities pursuant to the Agreement and Plan of Reorganization, there will be a change in control of the Company on the date the proposed transactions are completed.

     As of March 15, 2006, the Company had issued and outstanding 770,000 shares of common stock, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of the proposed Agreement and Plan of Reorganization and contains certain biographical and other information concerning the Company's executive officers and directors after completion of the transactions under the proposed reorganization agreement.

                             CHANGE OF CONTROL

     On March 15, 2006, the Company entered into an Agreement and Plan of Reorganization with Innocom and the sole shareholder of Innocom. Under the terms of the Agreement and Plan of Reorganization, all outstanding equity securities of Innocom will be exchanged for 32,162,500 shares of the Company's common stock, resulting in Innocom becoming a wholly owned subsidiary of the Company. The Company currently has 770,000 shares of common stock outstanding. The closing is scheduled to occur on March 30, 2006, but the closing is subject to the satisfaction of specified contingencies.

     At closing, the Company's current officers and directors will resign and William Yan Sui Hui will be appointed as the Company's sole officer and director. However, the resignations and the appointment of Mr. Hui will not become effective until after the expiration of the ten-day time period specified in Rule 14f-1 as promulgated under the Securities Exchange Act of 1934.

                       SECURITY OWNERSHIP OF CERTAIN
                     BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of common stock beneficially owned as of March 15, 2006 by (i) those persons or groups known to beneficially own more than 5% of the Company's common stock prior to the closing of the securities purchase agreement and plan of reorganization, (ii) those persons or groups known to beneficially own more than 5% of the Company's common stock on and after the closing of the Agreement and Plan of Reorganization, (iii) each current director and each person that will become a director upon the closing of the Agreement and Plan of Reorganization, (iv) all current directors and executive officers as a group and (v) all directors and executive officers on and after the closing of the Agreement and Plan of Reorganization as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.


                               Before Closing of      After Closing of
                              Agreement and Plan    Agreement and Plan of
                               of Reorganization     Reorganization (2)
                                      (1)

                             Amount and             Amount and
                             Nature of              Nature of
                             Beneficial   Percent   Beneficial    Percent
Name and Address of          Ownership   of Class   Ownership    of Class
Beneficial Owner

Richard H. Casper (3)(4)(5)   489,000     63.506%    489,000      1.48%
2068 Haun Avenue
Salt Lake City, UT  84121

Scott S. Summerhays(4)         5,000       0.65%      5,000       0.015%
2068 Haun Avenue
Salt Lake City, UT 84121
Kristy Chambers(4)(5)
2068 Haun Avenue               6,000       0.78%      6,000       0.018%
Salt Lake City, UT 84121


Pamela Lindquist(4)(5)         20,000     2.597%     20,000       0.06%
2068 Haun Avenue
Salt Lake City, UT 84121

William Yan Sui Hui(6)          -0-         -0-    32,165,000     97.66%
Central Plaza, Suite 4703
18 Harbour Road
Wanchai, Hong Kong, China

                              520,000     67.60%   33,165,000     97.66%
All executive officers and
directors as a group (four
persons prior to and one
person following the
consummation of the
reorganization

(1) As of March 15, 2006, the Company had 770,000 shares of common stock outstanding.
(2) Based on 32,935,000 shares of the Company's common stock projected to be outstanding following the closing of the transactions contemplated by Agreement and Plan of Reorganization.
(3) Of which 282,500 shares are held in the name of Casper Partners, LC., a Utah limited liability company controlled by Mr. Casper.
(4)  Officer
(5)  Director
(6)  New officer and director after Reorganization

              EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Effective upon the completion of the transaction under the Agreement and Plan of Reorganization and following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders, the Company's board of directors will be reconstituted and fixed at one director. On that date, Richard H. Casper, Scott S. Summerhays, Pamela Lindquist and Kristy Chambers will resign as directors of the Company and William Yan Sui Hui will be appointed as sole director and shall constitute the entire board of directors immediately following the closing of the transactions contemplated by the Agreement and Plan of Reorganization. The following tables set forth information regarding the Company's current executive officers, directors and key employees and the Company's proposed executive officers and directors after completing the proposed transaction under the Agreement and Plan of Reorganization.

     Each member of the Company's board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officers, Directors and Key Employees


Name                       Age   Position

Richard H. Casper           60   Chairman of the Board, President

Scott S. Summerhays         42   Director

Kristy Chambers             42   Director, Secretary

Pamela Lindquist            36   Director, Chief Financial Officer

     Richard H. Casper. Attorney since 1982. Member of the Utah State Bar. Masters degree in Business Administration (MBA) from University of Utah (1975); practiced as CPA in California, Idaho and Utah between 1970 and 1982. Executive vice president of trucking company from 1974-1979. For the last five years, Mr. Casper has been a self-employed attorney and business consultant. He has been president and chairman of the board of directors of the Company since its inception.

     Scott S. Summerhays. B.S. Degree from University of Utah (1989). Masters degree in Business Administration (MBA) from University of Utah
(1991). Honors Graduate, Deans Scholar. President and Chief Operating Officer of Summerhays Music Centers, the largest dealer of music instruments in Utah. For the last five years, Mr. Summerhays has been employed by Summerhays Music Centers, Inc. He has been a director since December of 2002.

     Kristy Chambers. Bachelor of Arts degree from UCLA; masters degree in taxation from Washington School of Law. Certified Public Accountant
(CPA) licensed in California and Utah. Currently Chief Financial Officer of Planned Parenthood of Utah (PPU). During the last five years, she has been comptroller and chief financial officer of PPU, of Planned Parenthood of Utah, and of McCall Management. She has been an officer of the Company from its inception in 1998.

     Pamela Lindquist. Holds a bachelors degree from Brigham Young University. For the last five years, she has been a self-employed musician and private investigator. She has been an officer and director of the Company since its inception in 1998, with the exception of a two-month hiatus between November of 2002 and January of 2003.

Executive Officers and Directors After the Closing of the Agreement and Plan of Reorganization


Name                       Age   Position

William Yan Sui Hui         41   Sole Officer and Director

     William Yan Sui Hui. Mr. Hui brings approximately 20 years experience in industrial management. In 1986, Mr. Hui established Yat Lund Industrial Limited, a company that manufactures cassette and video tapes. Mr. Hui is currently a director of Yat Lung. In 2002, Yat Lung became a wholly owned subsidiary of Swing Media Technology Group Limited, an investment holding company that manufactures and trades cassette tapes, video tapes, VCD's CDR's and DVDR's through its subsidiaries. From January 2002 until May 2003, Mr. Hui served as Chairman and Chief Executive Officer of Swing Media. Mr. Hui resigned as CEO of Swin Media in May 2003 and retains his position as Chairman. Swing Media Technology Group Limited, is a company listed on the Singapore Stock Exchange. In 2003, Mr. Hui established Chinarise Capital Limited, a company that designs mobile phone handsets and components in Hong Kong. He is currently the director of Chinarise.

Involvement in Certain Legal Proceedings

     The executive officers and directors of the Company have not been involved in any material legal proceedings which occurred within the last five years of any type as described in Regulation S-B.

Board Meetings, Directors' Attendance and Security Holder Communications

     The Board held four meetings during the fiscal year ended September 30, 2005. No incumbent director attended fewer than 75 percent of the Board meetings held or fewer than 75 percent of the committee meetings held by committees on which an incumbent director served during the fiscal year ended September 30, 2005. The Company's policy is to encourage, but not require, Board members to attend annual stockholder meetings. The Company did not hold an annual meeting during its last fiscal year. The Board of Directors has not adopted a process for security holders to send communications to the Board of Directors.

Board Committees

     We have a standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. We do not have a Compensation Committee nor do we have a Nominating Committee. Due to the small size of the Company and its limited resources, the Company has not developed a policy regarding the consideration of director candidates recommended by security holders.

     The Audit Committee

     The Company's Audit Committee held four meetings during the fiscal year ended September 30, 2005. The function of the Audit Committee is to provide assistance to the Board in fulfilling their responsibility to the stockholders, potential stockholders, and investment community relating to corporate accounting, reporting practices of the Company and the quality and integrity of the financial reports of the Company. In so doing, it is the responsibility of the Audit Committee to maintain free and open means of communication between the directors, the independent auditors and Company management. The Company believes that the members of the Audit Committee are not independent as defined by Rule 4200(a) of NASD's listing standards. The members of the Audit Committee are Ms. Kristy Chambers, Richard H. Casper and Pamela Lindquist. Ms. Chambers, a Certified Public Accountant, serves as our financial expert on that committee.

Director Compensation

     The directors currently are not compensated for serving as members of the Company's board of directors.

Certain Relationships And Related Transactions

      During the fiscal year ended September 30, 2005, the company paid $975 to Kristy Chambers, a director, secretary and chair of the Audit and Compensation Committee for the preparation of the Company's income tax returns.

      During the fiscal year ended September 30, 2005, the Company has utilized for its general operations a portion of Summerhays Music Company, without rent, at 5450 Green Street, Murray, Utah. Scott Summerhays, a director and vice-president of the Company, is President of the Summerhays Music Company.

Compliance with Section 16(a) of the Exchange Act

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, for the fiscal year ended September 30, 2005, no person who is an officer, director or beneficial owner of more than 10% of the Company's common stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.

                          EXECUTIVE COMPENSATION

     There was no compensation paid to any executive officer of the
Company during the fiscal year ended September 30, 2005.    During the
fiscal year ended September 30, 2004, the Company issued 25,000 shares of stock as compensation to the following officers and/or consultants:

     Scott Summerhays                           V.P., Director
                                                5,000 shares

     Kristy Chambers                            V.P., Director
                                                5,000 shares

     Richard H. Casper                          Pres., Director
                                                7,500 shares

     Jared R. Casper                            Former V.P.
                                                500 shares

     Benjamin R. Casper                         Consultant
                                                2,000 shares

      During the year ended September 30, 2004, the Company paid to its President, Richard H. Casper, accrued compensation of $6,500, and paid to Richard H. Casper, P.C., an accrued obligation of $15,000 for legal fees.

                         DOLPHIN PRODUCTIONS, INC.
                         Dated:    March 15, 2006